530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: 27/02/2009

To: All Canadian Securities Regulatory Authorities

Subject: PARAMOUNT RESOURCES LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	27/03/2009
Record Date for Voting (if applicable) :	27/03/2009
Meeting Date :	13/05/2009
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A COMMON	699320206	CA6993202069

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PARAMOUNT RESOURCES LTD.